Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via EDGAR and Federal Express

December 21, 2010

Kathleen Krebs
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3030

Re:	China VantagePoint Acquisition Company
Amendment No. 1 to Form S-1
Filed November 23, 2010
File No. 333-170006

Dear Ms. Krebs:

On behalf of our client, China VantagePoint Acquisition Company, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued in a letter dated December 3, 2010 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneous with this submission we are submitting five clean and marked copies of an amended Registration Statement on Form F-1/A for the Company (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amended S-1.

Los Angeles     New York      Chicago      Nashville      Washington, DC      Beijing      www.loeb.com

A limited liability partnership including professional corporations

Kathleen Krebs December 21, 2010 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.
We note your responses to comments one and two from our letter dated November 15, 2010 but cannot necessarily agree that the offering would not be subject to Rule 419. When considering the proposed repurchase of up to 50% of the subunits sold in this offering, in combination with the proposed 66% redemption threshold, the company appears to be proposing to sell securities while concurrently planning to retain less than $5 million in assets. Please revise your prospectus throughout to clarify the basis for your belief that you would not be subject to Rule 419 in light of your proposed repurchases, redemptions, and lack of a commitment to dissolve if you fail to consummate a business combination and how your offering may be effected in such a manner to avoid the application of Rule 419.

COMPANY RESPONSE: The Company has revised the Amended S-1 to provide that in the event that the Company makes any repurchases of the subunits sold in the offering, the redemption threshold, which is currently set at 66%, would be reduced in proportion to the percentage of repurchases of subunits made by the Company. In this way, the maximum number of subunits that could either be repurchased by the Company or be redeemed by the Company’s shareholders would never exceed 66%, and, as a result, the Company would not have less than $5 million in assets. Changes in response to the Staff’s comment have been made to pages 4, 21, 33, 37, 70, 88 and 91 of the Amended S-1.

The Company has further revised the Amended S-1 to provide that pursuant to its Amended and Restated Memorandum and Articles of Association, if the Company fails to consummate a business combination within the required time periods, its corporate existence will automatically cease and it will liquidate the trust account and distribute the funds therein to its shareholders.

Kathleen Krebs December 21, 2010 Page 3

2.
We reissue comment three from our letter dated November 15, 2010. Please revise your prospectus to clarify how you may continue to repurchase up to 50% of the subunits sold in this offering in the event you structure a business combination providing for a tender offer. Though your response indicates your proposed repurchases would end one day before the commencement of a tender offer, your disclosure states that they would end one day before the consummation of a tender offer. Please reconcile. Additionally, provide your analysis of how the repurchases would be made pursuant to a 10b5-1 plan and in compliance with the requirements of Rule 10b-18, as you disclose on page 18, when the decision on whether to conduct a tender offer (and thus terminate the 10b5-1 plan) would be in management's discretion and would appear to be material non-public information prior to the commencement of such tender offer.

COMPANY RESPONSE: The Company has revised the Amended S-1 on the cover page and on pages 5, 25, 37, 66, 74 and 89 to provide that in the event that it structures a business combination providing for a tender offer, the Company’s ability to repurchase up to 50% of the subunits sold in this offering would end one day before the commencement of a tender offer.

With regard to the analysis as to how the repurchases would be made pursuant to a 10b5-1 plan and in compliance with the requirements of Rule 10b-18, when the decision on whether to conduct a tender offer (and thus terminate the 10b5-1 plan) would be in management's discretion and would appear to be based on material non-public information prior to the commencement of such tender offer, we refer the Staff to Compliance and Disclosure Interpretations for Exchange Rules number 120.17, which provides that the act of terminating a 10b5-1 plan while aware of material nonpublic information, and thereby not engaging in a planned securities transaction, in this case the repurchase of subunits, would not result in liability under Section 10(b) and Rule 10b-5. The Company has revised the Amended S-1 on pages 25 and 66 to clarify that the 10b5-1 plan would automatically terminate upon the commencement of a tender offer.

3.
We note your response to comment five from our letter dated November 15, 2010 and the disclosure you provided on page 102. Please also briefly discuss in the prospectus summary why you have structured your offering to be an offering of units that consist of one subunit (of one ordinary share and one-half of a warrant) and one-half of a warrant.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to page 2 of the Amended S-1.

Prospectus Cover Page

4.	Please revise the prospectus cover page to increase the font size to a more readable size and to remove information that is not key to an investment decision.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to the cover page of the Amended S-1.

Kathleen Krebs December 21, 2010 Page 4

5.
We note your response to comment four from our letter dated November 15, 2010. Please also highlight on the prospectus cover page the fact that the company will not liquidate if you do not consummate a business combination in the required time period. In addition, disclose throughout the prospectus (including the prospectus cover page and each time that you mention that you will liquidate the trust if you do not complete a business combination) that the public shareholders will remain shareholders in a shell company on a substantially diluted basis of one share for every 100 subunits held by them (with all warrants expiring), that the initial shareholders (consisting of your sponsor and management) will continue to hold the same number of securities representing approximately 96.6% of the issued and outstanding shares, and that the initial shareholders will have broad discretion to decide on the future of the company. In your prospectus summary and throughout the prospectus, disclose why you have structured the offering and company so that the company does not liquidate and the public shareholders remain only nominal shareholders. Explain how this benefits your management, including how having a certain number of unaffiliated shareholders may benefit the trading of their shares.

COMPANY RESPONSE: The Company has determined that in the event that it is unable to consummate a business combination within the required time period, the Company will wind-up its affairs and dissolve. As a result, the disclosure requested in the Staff’s comment is no longer applicable.

Prospectus Summary, page one

6.
Please provide a chart that summarizes the differences between your offering structure, the offering structure of typical, prior blank check offerings and an offering under Rule 419. Revise the table under "Comparison to Offerings of Blank check Companies" on page 87 to add another column that discloses in more detail the typical terms of prior blank check offerings as compared to the terms of your offering.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to pages 7 and 97 of the Amended S-1.

Overview, page one

7.
We note your disclosure added on pages two, 69, and 91 in response to comment 14 from our letter dated November 15, 2010. Please revise to disclose whether, if the provision to extend the time to consummate a business combination is triggered, you are permitted only to consummate the particular business combination contemplated by the definitive agreement or whether you may enter into and consummate different business combination.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to pages 3, 10, 77 and 100 of the Amended S-1 to clarify that if the provision to extend the time to consummate a business combination is triggered, the Company would be permitted to enter into and consummate a business combination other than the business combination contemplated by the definitive agreement which triggered the extension of time.

Kathleen Krebs December 21, 2010 Page 5

Effecting a Business Combination, page 3

8.
Wherever you mention that shareholder may seek to redeem their subunits or elect to tender their subunits, also disclose that the shareholder will forfeit the one-half warrant that is included in the subunit.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to pages 3, 21, 26, 27, 83 and 90 of the Amended S-1.

9.
On page four, you refer to engaging a third party to help you conduct due diligence and to hiring a PRC law firm to conduct legal due diligence. If you have already identified the parties you intend to use in conducting your due diligence, please disclose who they are.

COMPANY RESPONSE: The Company has advised that it has not yet identified the parties that it will use in conducting its due diligence.

10.
We note your response to comment 13 from our letter dated November 15, 2010. Please provide a separate subheading for the disclosure that summarizes all of the ways you have structured the offering to favor the consummation of a business combination. Also include under this subheading a discussion of the fact that you have structured the offering so that you do not have to acquire an interest in a target business of any particular value, such as requirement in a typical blank check offering that the value of the interest acquired in a target company equal at least 80% of the value of the funds held in trust.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to page 6 of the Amended S-1.

11.
We note your response to comment 15 from our letter dated November 15, 2010. Please discuss how the effect(s) of your potential repurchases, redemptions arid/or tender offer will affect the number and quality of potential targets.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to pages 4, 26, 74 and 89 of the Amended S-1.

Effecting a Business Combination, page 2

12.
We note your response to comments 18 and 20 from our letter dated November 15, 2010. Please summarize the types of business combinations that require shareholder approval and disclose the votes required for such approvals. Specifically indicate whether a vote would be required for a reverse merger.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to pages 4 and 83 of the Amended S-1.

Kathleen Krebs December 21, 2010 Page 6

13.
We note your response to comment 19 from our letter dated November 15, 2010. On page 3, you disclose that, if you have a shareholder vote, you will prepare a proxy statement for distribution to shareholders within the time period set forth in your Amended and Restated Memorandum and Articles of Association. Please disclose when you will deliver the information in relation to the shareholder vote.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to page 3 of the Amended S-1.

14.
We note your response to comment 21 from our letter dated November 15, 2010. Please clarify that, with respect to a reverse merger, the company will own more than 50% of the voting securities of the target business, but the public shareholders in the company would own less than a majority of shares in the company.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to page 38 of the Amended S-1.

15.
We note your response to comment 22 from our letter dated November 15, 2010. Please disclose on page five and in the risk factor on page 30 beginning "Because we are incorporated under the laws of the Cayman Islands..." that all three of your officers and directors are citizens of the PRC.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to pages 6 and 37 of the Amended S-1.

The Offering, page 7

16.
We note your response to comment eight from our letter dated November 15, 2010 that you may structure a transaction in which warrant holders will receive consideration as a result of the business combination. Please revise pages 7, 8, 102, and 103 and any other locations in which you discuss the separation of subunits and warrants to highlight this aspect of your offering.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to pages 13, 14, and 112 of the Amended S-1.

Amended and Restated Memorandum and Articles of Incorporation, page 13

17.
We note your added disclosure in response to comment 24 from our letter dated November 15, 2010. Please revise to indicate that such disclosure is the opinion of counsel, identify counsel and file its consent as an exhibit to the registration statement.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to pages 19 and 118 of the Amended S-1. A copy of Conyers Dill & Pearman’s consent will be included in Exhibit 5.1, which will be filed with the Registration Statement in a subsequent filing.

Kathleen Krebs December 21, 2010 Page 7

Shareholder vote to approve a business combination, page 15

18.
We reissue comment 26 from our letter dated November 15, 2010. Please revise to disclose whether any whether any premium price paid by the company would be in the best interest of the stockholders, considering in particular that the remaining stockholders will experience a reduction in book value per share compared to the value received by stockholders that successfully have their shares purchased at a premium. Indicate whether public disclosure of the material terms of such transactions will be made with sufficient lead time prior to the shareholder vote in order for shareholders to effect all the necessary actions to change their vote and redeem.

COMPANY RESPONSE: Changes in response to the Staff’s comment to reflect the foregoing have been made to pages 23 and 47 of the Amended S-1.

Permitted purchases of subunits, page 17

19.
We note the examples you provided on page 81 in response to comment 27 of our letter dated November 15, 2010 that illustrate how the purchase of subunits will impact the redemption threshold and vote required. Please disclose on page 4 that the permitted purchases of subunits means that you could purchase all of the public shareholders' subunits making the 66.66% restriction on the redemption of subunits an ineffective restriction. Wherever you mention the 66.66% redemption threshold, clearly state that this poses no restriction on the company's ability to consummate a business combination due to the provision that the company may repurchase up to 50% of the subunits with proceeds of the trust, which could lead to the ability of the company to purchase 100% of the subunits.

COMPANY RESPONSE: As discussed in response to Comment 1, the Company has revised the terms of its offering to provide that in the event that the Company makes any repurchases of the subunits sold in the offering, the redemption threshold, which is currently set at 66.66%, would be reduced in proportion to the percentage of repurchases of subunits made by the Company. In this way, the maximum number of subunits that could either be repurchased pursuant to the 10b5-1 plan or be redeemed by the Company’s shareholders would never exceed 66.66%.

Kathleen Krebs December 21, 2010 Page 8

Use of Proceeds, page 57

Dilution, page 62

Capitalization, page 64

20.	Please revise these sections to reflect the company's repurchase of up to 50% of the subunits with proceeds of the trust.

COMPANY RESPONSE: As discussed in response to Comments 1 and 19, the Company has revised the terms of its offering to provide that in the event that the Company makes any repurchases of the subunits sold in the offering, the redemption threshold, which is currently set at 66.66%, would be reduced in proportion to the percentage of repurchases of subunits made by the Company.  These sections have been revised to clarify that they assume the redemption of up to one subunit less than 66.66% of the subunits sold in this offering and no repurchases by the Company of any subunits, which demonstrates the greatest potential payments by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Liquidity and Capital Resources, page 65

21.
We note your response to comment 36 from our letter dated November 15, 2010. On page 15, you stated that you "could be required to hold a vote of ... warrant holders to amend the provisions of the warrants or for warrant holders to receive cash or other consideration in lieu of retaining a warrant." Please expand your disclosure to describe that nature and extent of warrant provisions that could be typically amended, and additionally, the factors that would enable you to determine the amount of cash or other consideration to be received by warrant holders in lieu of retaining a warrant, whether based on fair value or not.

COMPANY RESPONSE: The provisions of the warrants that the Company might seek to amend could include, among other things, an increase in the exercise price of the warrants, a reduction in the exercise period of the warrants and/or the circumstances under which we would have the right to redeem the warrants. Although the Company cannot say definitively how it will value the warrants, in determining the amount of cash or other consideration to be received by warrant holders in lieu of retaining a warrant, the Company would look at one or more of the following valuation methods, including, but not limited to, the exercise price of the warrant, the trading price of the warrant, the trading price of the security underlying the warrant, as well as a financial analysis, such as Black-Scholes. Changes in response to the Staff’s comment and to reflect the foregoing have been made to pages 22, 84 and 114 of the Amended S-1.

Kathleen Krebs December 21, 2010 Page 9

Proposed Business, page 69

Government Regulations, page 70

22.
We note your response to comment 37 from our letter dated November 15, 2010. We note, that under existing PRC foreign currency exchange regulations, prior approval from SAFE is required to convert Renminbi into foreign currency and remit it outside of China to pay capital account items, while such approval is not required for the payment of current account items. Please expand your disclosure here and in your Risk Factors section to clearly describe the restrictions on your ability to use the revenues from a PRC operating entity outside of the PRC. For example, disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:

o	pay dividends to shareholders outside of the PRC,

o	pay off debt generated outside of the PRC,

o	pay employees located outside of the PRC in currency other than the Renminbi, or

o	pay for capital expenditures outside of the PRC in currency other than the Renminbi.

In addition, if a PRC operating entity liquidates, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to pages 56, 57 and 79 of the Amended S-1.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4122.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP